Via E-mail
Ms. Maryse Mills-Apenteng
Special Counsel
U.S. Securities and Exchange Commission

October 3, 2011

Re:    Digitiliti, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 27, 2011
Form 10-K for fiscal year Ended December 31, 2010, as Amended
Filed: April 14, 2011
File No. 000-53235

Dear Ms. Mills-Apenteng,

We have reviewed your Comment Letter received this day and have prepared the following documentation in answer to your questions and concerns.

Proposal 2: Increase in the Number of Authorized Shares

1.	Attached you will find a copy of Proposal 2 that reflects the following issues:

a.
Modifications to the first paragraph to Proposal 2 that indicates that changes made to Annex A have been underlined to more clearly identify the proposed changes to the number of authorized common stock.

b.	Modification made to the second paragraph to better clarify the number of allocated shares of common stock, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock.

c.	The inclusion of a third paragraph, followed by a table, that illustrates the effect that Proposal 2 will have in increasing the number of authorized common stock.

2.
Attached is a marked copy of the Notice of Annual Meeting of Stockholders and form of proxy from the form of proxy that specifically indicates that the Company’s proposal relates to an increase in authorized shares of common stock only. In addition, this modification identifies both the current and proposed number of authorized shares of common stock.

3.	Attached is a marked copy of Annex A that highlights the specific changes that will be made to the Certificate of Amendment of the Certificate of Incorporation (or Annex A).

Form 10-K for Fiscal year ended December 31, 2010, as Amended

4.
I wish to confirm that the Company will undertake within the next 2 days to amend the 2010 Form 10-K to include an updated Certificate of Incorporation in an Exhibit to the Form 10-K. Also, I wish to confirm that all future amendments will include a complete listing of all exhibits.

5.	I wish to confirm that the Form 10-K will be amended to include a properly executed signature page reflecting the signatures of all required signatories.

Please advise us as soon as practicable that these changes are acceptable to your office and that we can file the Definitive Proxy Statement immediately,

Our cooperation in this matter is greatly appreciated.

Very Gratefully Yours,

William M. McDonald
CFO - Digitiliti, Inc.

Cc: Phil Colton